January 3, 2006

Larry Spirgel

Assistant Director

Mail Stop 0407

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	MDC Partners Inc.
Form 10-K for Fiscal Year Ended December 31, 2004; Filed April 18, 2005

Form 10-Q for Fiscal Quarter Ended September 30, 2005;
File No. 1-13178

Dear Mr. Spirgel:

Set forth below are the additional responses and acknowledgments of MDC Partners Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance, which were set forth in your most recent letter dated December 29, 2005 (the “December 29th Letter”) regarding the Company’s above-referenced filings.

As requested by the Staff in the December 29th letter, the Company hereby confirms that it will comply with its obligation to continue to assess the Company’s reporting segment presentation for compliance with FAS 131 and, if a different determination is reached in future reporting periods, the Company will provide disaggregated information that complies with FAS 131. Furthermore, the Company hereby confirms that it will fully comply with the Staff's comments by disclosing required information in the MD&A section of future filings with the Commission.

*           *        *        *

Mr. Larry Spirgel

Securities and Exchange Commission

January 3, 2006

Please direct any questions concerning the above responses to the undersigned (telephone: (212) 463-3628; fax: (212) 463-3274), with a copy to Ethan Klingsberg (Cleary Gottlieb Steen & Hamilton LLP; fax: (212) 225-3999).

Very truly yours,

___________________________________

Steven Berns,

President and Chief Financial Officer

MDC Partners Inc.

___________________________________

Mitchell Gendel,

General Counsel & Corporate Secretary

MDC Partners Inc.

Enclosures

cc:	Melissa Hauber
Robert S. Littlepage, Jr.
Securities and Exchange Commission

Miles S. Nadal, Chairman and Chief Executive Officer

Members of the Audit Committee
MDC Partners Inc.
Bruce Toner
KPMG
Ethan Klingsberg, Esq.
Cleary Gottlieb Steen & Hamilton LLP

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